Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William Macdonald
Direct Tel.	604.648.1670
E-Mail Address	wmacdonald@wlmlaw.ca
Our File No.	33737-1

September 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Linda Cvrkel, Branch Chief

Dear Sirs:

Re:	Ecologic Transportation, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009
Filed April 14, 2010
File No. 333-139045

          We are the attorneys for the Company. We refer to your letter of September 13, 2010 addressed to the Company with your comments on the Company's Form 10-K for fiscal year ended December 31, 2009, filed on April 14, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Annual Report on Form 10-K for the year ended December 31, 2009

Financial Statements, page F-1

Notes to the Financial Statements, page F-7
Note 5. Stockholders’ (Deficit), page F-10

1.	The Company’s response to the comment is as follows:

	•	The Company issued stock to consultants to conserve cash.
	•	The Capital Group Communications Agreement was recorded as a prepaid expense which is acceptable under GAAP.
	•	That the other relevant agreements were recorded as deferred compensation which is also acceptable under GAAP.
	•	The Capital Group Communications prepaid expense has been fully amortized.
	•	The Company plans to treat similar transactions as deferred compensation going forward.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

US Securities & Exchange Commission	CORPORATE AND SECURITIES LAWYERS
Re: Ecologic Transportation, Inc
September 21, 2010
Page | 2

General

2.       The Company files herewith the requested written statement.

Closing Comments

          We look forward to the receipt of any further comments which you may have in regard to the Form 10-K shortly. Should you have any questions, please do not hesitate to contact the writer.

          On behalf of the Company we sincerely thank and appreciate the SEC’s attention to and ongoing cooperation in this matter.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:   /s/ William L. Macdonald

           William L. Macdonald

WLM/mll